SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For February, 2022
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

Publicly-held company

CNPJ No 43.776.517/0001-80

NIRE nº 35.3000.1683-1

MATERIAL FACT

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp (“Company”), in compliance with the terms set forth in Resolution of the Brazilian Securities and Exchange Commission (“CVM”) No. 44, of August 23, 2021, hereby informs its shareholders and the market in general that, on this date, it was approved, in the 961st meeting of the Board of Directors of the Company, the 30th issuance of simple, unsecured and non-convertible debentures, in up to two series, for public distribution, with restricted placement efforts, pursuant to CVM Rule No. 476, dated as of January 16, 2009, as amended (“CVM Rule 476”), in the total amount of one billion reais (R$ 1,000,000,000.00) (“Issuance”, “Debentures” and “Offer”, respectively), on the respective issuance date, provided that it shall not be admitted partial distribution of the Debentures.

It shall be adopted the procedure for collecting the investment intentions of the potential professional investors (bookbuilding procedure) in the Debentures, in order to define together with the Company: (i) the number of series of the Offer; (ii) the number of Debentures to be placed in each series of the Offer, according to communicating vessels system; and (iii) the final interest to be used in connection to the remuneration of each series.

The Offer will target professional investors only, in compliance with Articles 11 and 13 of CVM Resolution 30, of May 11, 2021, and Article 2 of CVM Rule 476. According to Article 3 of CVM Rule 476, the Offer will be presented to a maximum of seventy-five (75) professional investors, though the Debentures may only be subscribed by a maximum of fifty (50) professional investors. The process of structuring the Offer and distribution of the Debentures will be undertaken by a consortium of financial institutions belonging to the Securities Distribution System.

The proceeds from the issuance and offering of the Debentures will be used to the refinance of its financial commitments maturing in 2022 and to replenish and reinforce the Company's cash position.

This Material Fact is disclosed by the Company exclusively for informative purposes, in accordance with current regulations, and should not be interpreted or considered, for all legal purposes, as a material or effort to sell or offer.

In accordance with the applicable regulations and according to the rules of conduct set forth therein, additional information about the Company and the Offer shall be viewed on CVM’s website (http://www.gov.br/cvm) and the Company’s website (https://ri.sabesp.com.br).

São Paulo, February 10, 2022.

Osvaldo Garcia

Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: February 10, 2022

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Osvaldo Garcia
Name: Osvaldo Garcia Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.